United States securities and exchange commission logo





                              October 13, 2021

       Patrick Ford
       Chief Financial Officer
       NextGen Acquisition Corp. II
       2255 Glades Road, Suite 324A
       Boca Raton, FL 33431

                                                        Re: NextGen Acquisition
Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed September 16,
2021
                                                            File No. 333-259574

       Dear Mr. Ford:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed on September 16, 2021

       Prospectus Summary, page 1

   1. We note that Vieco USA has active contracts representing over $300 million of potential revenue, including
signed, binding Launch Service Agreements (   LSAs   ) and signed,
                                                        non-binding Memorandums
of Understanding (   MOUs   ) and Letters of Intent (   LOIs   ).
                                                        Please revise the
disclosure to separately state the amount of potential revenue represented by binding LSAs and
non-binding MOUs and LOIs.
   2. Please discuss the material terms of the Third-Party PIPE Investor warrants in the prospectus summary and
disclose any material differences from the public warrants.
   3.                                                   Please add a bullet
under "Interests of NextGen   s Directors and Executive Officers in the
                                                        Business Combination"
in the prospectus summary describing the material terms of the
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         Sponsor Earnback Shares and Sponsor Earnback Warrants.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 28

4. Please revise the first sentence of the second paragraph to state that the pro forma balance sheet data as of June 30, 2021 gives pro forma effect to the business combination and the other events as if consummated on June 30, 2021. This comment also applies to your disclosure in the second paragraph on page 183 and in the second paragraph to Note 1 on page 191.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 28

5. Please revise the disclosure to show the potential impact of interim redemptions, in addition to minimum and maximum redemption levels, on (i) the fully diluted share ownership in Virgin Orbit table and (ii) the per share value of the shares owned by non-
         redeeming shareholders for each redemption level.
6. Please revise to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders at each of the redemptions levels in your sensitivity analysis and identify any material resulting risks.
7. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to show the effective underwriting fee on a percentage basis for shares at each redemption level in your sensitivity analysis.
We conduct a significant portion of our business pursuant to government contracts, including with the U.S. government..., page 32

8. Please disclose if Vieco USA has had, or expects to have after the business combination, any difficulties obtaining or maintaining facility security clearance under the National
         Industrial Security Program.
Risk Factors
If third parties bring claims against us, the proceeds held in the trust account could be reduced..., page 64

9. Please update the disclosure in this risk factor related to "any claims under our indemnity of the underwriters of this offering against certain liabilities." Certain Engagements in Connection with the Business Combination and Related Transactions, page 105

10. Please revise the disclosure to quantify the aggregate fees payable to each underwriter that are contingent on completion of the business combination.
Opinion of Rothschild & Co, page 125

11. Please revise your disclosure to quantify any compensation or fees received or to be
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         received as a result of the relationship between Rothschild & Co. and its affiliates and
         Vieco USA and its affiliates. Refer to Item 1015(b)(4) of Regulation
M-A.
Unaudited Projected Financial Information, page 133

12.      Please expand Vieco USA   s disclosure relating to its basis for
providing nine years of
         projections as opposed to a shorter period. In addition, please disclose whether, and if so, how, NextGen's board of directors weighted the projections contained in the latter part of the nine years for purposes of its determination to approve the transaction and recommend approval by shareholders.
13. We note that your disclosure on page 135 describes the assumptions that Vieco USA's management believed to be material in preparing the forecast financial information. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify assumptions where practicable. Please specifically expand disclosure and quantify the assumptions related to the launch manifest, launch rate, economies of scale and capital expenditures.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 188

14.      It appears to us that total stockholders    equity for historical
NextGen should read $5.0
         million. Please revise your registration statement as appropriate. Unaudited Pro Forma Condensed Combined Statement of Operations
General, page 189

15. Please revise the presentation of your pro forma statements of operations, for both periods presented, to:

                Include NextGen   s historical basic and diluted net income per
share for Class A
              ordinary shares subject to possible redemption, as well as the corresponding weighted average shares outstanding, as required by Rule 11.02(a)(9)(i) of Regulation S-X; and

                Remove the other comprehensive loss information pursuant to Rule 11.02(b)(1) of
              Regulation S-X.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 191

16. Please remove the reference to January 1, 2021 such that the unaudited pro forma condensed combined statements of operations for both periods presented give pro forma effect to the business combination and the other events as if consummated on January 1,
         2020.
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2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (D), page 192

17.      It appears to us that NextGen   s portion of the estimated transaction
costs related to the
         business combination should be reflected as an adjustment to accumulated deficit on the pro forma condensed combined balance sheet and reflected as a non-recurring adjustment to selling, general and administrative expenses in the pro forma statement of operations as of December 31, 2020, as if incurred on January 1, 2020, the date the business combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. Please revise your registration statement accordingly, or tell us why your current presentation is appropriate.
3. Net Loss per Share, page 193

18. We refer to the pro forma weighted average shares outstanding and have the following comments:

                Please explain to us the reason that the number of Virgin Group shares and Other
              Vieco USA Stockholder shares are different for each period presented.

                Please reconcile the Virgin Group shares, Other Vieco USA Stockholder shares, and
              Sponsor shares with its corresponding share number in the table on page 187 that presents the pro forma Virgin Orbit common stock issued and outstanding immediately after the business combination.

                To the extent that the Sponsor shares include the shares to be held by the Sponsor
              PIPE Investors, please disclose which line item contains the Vieco USA PIPE
              Investor shares.
NextGen's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 203

19.      Your disclosure states that    $350.0 million ($10.00 per unit) of the
net proceeds of the
         sale of the units in our initial public offering and the private placement were placed in a
         trust account.    Please reconcile this amount with the amount you
disclose in the fourth
         paragraph on page 195.
Information About Vieco USA, page 210

20. Please include disclosure regarding the expected sources and availability of raw materials required by Vieco USA.
21. We note that slides 6 and 17 of your August 2021 Investor Presentation describe an estimated $75 billion addressable market as of 2030 and $1.1 trillion space economy as of
         2040. Please revise the prospectus summary and industry overview section to clearly state
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         when you are referring to Vieco USA's addressable market and when you are referring to the estimated space economy.
22. Please describe Vieco USA's dependence, if any, on one or a few major customers.
Management of Virgin Orbit Following the Business Combination, page 221

23. Please revise to briefly discuss, for each director and director nominee, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Item 401(e)(1)
         of Regulation S-K.
Vieco USA's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Components of Results of Operations
Revenue - Launch services, page 229

24. Please reconcile the years in which you expect to transfer all remaining performance obligations for your two engineering services revenue contracts with your disclosure of Remaining Performance Obligations in Note 2(e) on page F-43. Liquidity and Capital Resources
Liquidity Requirements, page 235

25.      Please quantify and more fully discuss Vieco USA   s current and
long-term liquidity
         requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions. Refer to Item 303(b)(1) of Regulation S-K.
Cash Flows
Net Cash Used in Operating Activities, page 236

26. Please expand your narrative to discuss the reason for the change in inventory for the six months ended June 30, 2021, as well as the reason for the change in deferred revenue for the year ended December 31, 2020.
Critical Accounting Policies and Estimates
Common Stock Valuation, page 240

27.      Please quantify and more fully discuss changes in Vieco USA   s
estimated fair value
         during the periods presented. Please also address any material differences between the valuations used to determine the fair values of recently granted options relative to the fair value implied by the current merger transaction.
Executive Compensation Arrangements, page 248

28. We note the disclosure that "none of our other named executive officers are party to
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         written employment arrangements." Please revise to disclose the material terms of the agreements, whether written or unwritten, under which Vieco USA's other named executive officers are employed and compensated, if applicable. Beneficial Ownership of Securities, page 252

29. We note that the beneficial ownership table includes each person who is expected to be the beneficial owner of more than 5% of shares of Virgin Orbit common stock post-
         Business Combination. Please revise the table to include the beneficial ownership of each of the Virgin Group and Mubadala as 5% holders or explain why such holders should not be included.
30. Please identify the individuals who have beneficial ownership over the entities identified in the table. Refer to Item 403 of Regulation S-K.
Redeemable Warrants, page 261

31. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
NextGen Acquisition Corp. II Financial Statements
Unaudited Condensed Statement of Cash Flows, page F-5

32. Please revise the supplemental disclosure of noncash financing activities to include the initial fair value of the warrant liabilities.
Vieco USA, Inc. and Subsidiaries Financial Statements
Unaudited Financial Statements
(1) Organization and Business Operations, page F-39

33. You refer to the demo launch in January 2021 and the first commercial launch in June
         2021. Please clarify in your disclosures which of these launches you are referring to where
         you discuss the    first successful delivery of a customer payload
into orbit    in Note 2(d), as
         well as where you discuss the    second successful demo launch in
January 2021    in Notes
         2(e) and 2(f).
(2) Summary of Significant Accounting Policies
(g) Selling, General and Administrative, page F-43

34. Please disclose where allocated costs related to general corporate functions are being allocated from and the reason for the allocation.
(h) Research and Development, page F-44

35. Since technological feasibility of your rockets was reached in January 2021, please
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         disclose which costs are no longer being charged to research and development.
         Additionally, please clarify where depreciation of Cosmic Girl was classified for the six months ended June 30, 2021.
(15) Subsequent Events - Sky and Space Global Limited Investment, page F-55

36. We understand that the services and reseller agreement became effective upon amending the agreement to remove the condition of SAS Parent to be relisted on ASX. Please disclose if or how settlement of the call options will be achieved given settlement was contingent upon the successful relisting and IPO of SAS Parent. Audited Financial Statements
(1) Organization and Business Operations
Liquidity and Going Concern, page F-62

37.      Please revise your disclosure that    the Company began generating
revenues in 2021
         since you show revenue for all periods presented.
Signatures, page II-5

38. We note that you include a power of attorney on the signature page of the registration statement. The power of attorney on page II-5 does not include a signature for Melina E.
         Higgins, Jeffrey M. Moslow or Josef H. von Rickenbach. Please revise the power of attorney to properly appoint each of George N. Mattson and Gregory L. Summe as attorney-in-fact for the directors signing the registration statement.
General

39.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
40. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Patrick Ford
NextGen Acquisition Corp. II
October 13, 2021
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FirstName LastNamePatrick Ford              Sincerely,
Comapany NameNextGen Acquisition Corp. II
                                            Division of Corporation Finance
October 13, 2021 Page 8                     Office of Manufacturing
FirstName LastName